Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Frank H. Freund
Senior Executive Vice President, Treasurer,
and Chief Financial Officer
American Physicians Capital, Inc.
1301 North Hagadorn Road
East Lansing, MI 48823

> **Re:** **American Physicians Capital, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-32057**

Dear Mr. Freund:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Important Agency Relationship, page 5

1. You have disclosed that you renewed your contract with SCW effective January 2009. We note that the latest agreement with SCW appears to be the Master Agency Agreement, effective as of November 1, 2008. Please confirm whether or not this agreement was automatically renewed. If it was not, please either file the renewed agreement or identify the filing in which you filed the agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 15

Investments, page 18

2. You disclose that you use independent pricing vendors to assist you in determining fair values. Revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Ensure your disclosure includes the following:
    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
    d. Whether the broker quotes are binding or non-binding; and
    e. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

3. Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

1. Significant Accounting Policies

Cash and Cash Equivalents, page 48

4. Please tell us the amount of commercial paper included in cash and cash equivalents at December 31, 2008 and March 31, 2009 and tell us why you believe it still qualified as a cash and cash equivalent at the balance sheet dates.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008, page 18

Loss and Loss Adjustment Expenses, page 20

5. You recorded $8.2 million of favorable prior accident year development in March 31, 2009 and $8.4 million of favorable prior year development in March 31, 2008. Please tell us and revise your disclosure to explain the reasons for the changes in estimate in 2009 and 2008 especially in light of the increase in frequency and severity during the quarter. In this respect, please provide the following:

   a. Discuss how each of your key assumption(s) in developing these liabilities has changed historically over the periods presented.
   b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
   c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these liabilities at December 31, 2008. Merely applying a hypothetical basis point change to your medical cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities does not appear to accomplish this objective.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551- 3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Senior Attorney at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant